
July 13, 2013

Via E-mail
Melinda Brunger
Andrews Kurth LLP
600 Travis, Suite 4200
Houston, TX 77002

>   **Re: HealthWarehouse.com, Inc.**
>   **Preliminary Proxy Statement filed on Schedule 14A**
>   **Filed on July 3, 2013 by Karen Singer et al.**
>   **File No. 000-13117**

Dear Ms. Brunger:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

General

1. We note the participants have made statements that appear to directly or indirectly impugn the character, integrity or personal reputation of HealthWarehouse.com management, or make charges of illegal, improper or immoral conduct without adequate factual foundation. Disclose the factual foundation for such assertions either in the proxy statement or on a supplemental basis, or alternatively delete the statements. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. For example, provide support for or delete the following statements:

    *   "The Company's stock price has fallen by 79% since June 2012."
    *   "The Company has failed to stay current on its reporting obligations with the [SEC] as required to provide timely information to investors."
    *   "The Company's auditors found material weaknesses and other deficiencies in the Company's control environment."
    *   "The Company's public filings, as well as the report of independent auditors express substantial doubt about the Company's ability to continue as a going concern."

2. Please advise whether the participants intend to nominate a full four-person slate. To the extent a full slate is not being contemplated, please revise to include the disclosures required by footnote number 76 in Exchange Act Release 31326 (October 16, 1992).

Reasons to Vote for Our Nominees as Directors

3. Please revise the characterization of John Backus's resignation letter dated April 29, 2013 as a "'no confidence' letter." The term "no confidence" does not appear in Mr. Backus's letter, and the use of quotation marks creates the impression that the quote has directly appeared in the letter. Please make conforming changes in the proxy statement.

4. Please revise the characterization of Eduardo Altamirano's public statements to explicitly state that his statements reflect his beliefs, and should not be construed as objective facts.

Background to Solicitation

5. Please provide additional, specific disclosure regarding the "other loan covenants" that the Company allegedly "violated."

6. Please provide additional disclosure regarding how the Company was "in violation of their filing obligations by failing to keep public information available and failing to file [required documents] with the SEC."

7. We noticed the disclosure of the lawsuit involving "alleged misuse of Company funds," and that the participants included the case number and other docket information. Please provide additional disclosure supporting the primary claim in the "pending [lawsuit] against the Company for failure to hold an annual meeting of stockholders." In addition, please disclose, if true, that the sole member of HWH is the Singer Trust.

Statement in Support

8. Please provide the basis for the statement that the participants are concerned by the "revolving door at the Company." Please note that characterizing a statement as an opinion or belief does not eliminate the need to provide a proper factual foundation for the statement. A reasonable basis must exist for each opinion or belief expressed. Refer to Note (b) to Rule 14a-9.

About Our Nominees

9. Advise us, with a view toward revised disclosure, whether Robert M. Pons is currently a director of HealthWarehouse.com. We note, for example, that Mr. Pons is not listed as a director in the issuer's Form 10-K for the fiscal year ended December 31, 2011.

10. Advise us, with a view toward revised disclosure, why the experience of the nominees is potentially relevant or transferable to management of the issuer given that the experience seems to have been accumulated in the telecommunications industry.

11. Please provide the basis for the statement that the incumbent board of directors has "repeated business failures." Please note that characterizing a statement as an opinion or belief does not eliminate the need to provide a proper factual foundation for the statement. Also revise to state, if true, that one of the non-management nominees is a member of the board. Please also be reminded that a reasonable basis must exist for each opinion or belief expressed. Refer to Note (b) to Rule 14a-9.

Independence of our Nominees

12. Please provide us with a brief legal analysis in support the participants' position that "any attempt to increase the size of the current Board constitutes an unlawful manipulation of the Company's corporate governance."

13. The issuer's Certificate of Designations for the Series B preferred stock requires that the board consist of five members for so long as any shares of Series B preferred stock remain outstanding. The issuer seemingly is not authorized to change the size of the Board. Please delete the last two statements in the second paragraph under this heading given that a concern is being expressed about something that has not and cannot occur.

Votes Required for Approval; Abstentions and Withhold Votes

14. Please revise the statement that "the three (3) nominees receiving the most votes will be elected." We noticed that there are four board seats to be filled at the annual meeting, and accordingly, that the four nominees receiving the most votes will be elected.

Voting and Proxy Procedures

15. Revise to indicate, if true, that the participants own or control approximately 90% of the outstanding Series B preferred stock, and that the Series B preferred holders are entitled, voting as a separate class at a meeting or by consent, to elect a director to the Company's board. Revise also to indicate, if known, whether the participants intend to select a replacement director to succeed Matthew Stecker as Series B Preferred Stockholder Director in the event that Mr. Stecker is elected as a director.

Proxy Solicitation and Expenses

16. We note that the participants plan on soliciting proxies by mail, telephone, facsimile, email, newspapers, and in person. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

17. Please advise us whether the participants plan to utilize any internet chat rooms and/or websites to communicate with HealthWarehouse.com security holders. To the extent internet chat rooms and/or websites are used by the participants to communicate with HealthWarehouse.com security holders, please confirm that the participants intend to comply with Rules 14a-6 and 14a-9 for any solicitations undertaken in those mediums.

18. Please revise to include the total expenditures to date, since that amount is known.

Other Matters to be Voted Upon

19. Please provide the basis for the statement that the Company has "followed poor executive pay practices in light of the Company's declining stock price" and that the Company has a "long-term failure to hold an annual meeting."

Your Vote is Important

20. Unless the issuer has memorialized a formal policy of not listening to or engaging with its security holders, please delete the assertion that voting is the only means of communicating with the issuer.

Other required information about the Stockholder Nominees

21. To the extent that Mr. Stecker has received stock options in his capacity as a director of the issuer, please revise the statement that no nominee or associate has received any compensation from the issuer, or advise.

Proxy Card

22. Please revise Proposal 4 to include a box that affords the persons solicited the choice to abstain from voting, or advise. Refer to Rule 14a-4(b)(3).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to the participants' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each of the participants acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please contact me at (202) 551-3266 if you have any questions regarding our comments.

        Sincerely,

        /s/ Nicholas P. Panos

        Nicholas P. Panos
        Senior Special Counsel
        Office of Mergers and Acquisitions